# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NovaBay Pharmaceuticals, Inc., CIK 0001389545
CUSIP: 66987P409
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 08/19/2025
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers Winston Churchill San Francis, Paitilla Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- David E. Lazar (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 179,748; shared voting power 1,020,300; sole dispositive power 179,748; shared dispositive power 1,020,300; aggregate amount beneficially owned 1,200,048 (19.99% of the class)
  Comment: The amount reflected under "Sole Dispositive Power" consists of 179,748 shares of the Issuer's Common Stock, $0.01 par value per share (the "Common Stock") that are issuable upon conversion of the Issuer's Series D Convertible Preferred Stock, $0.01 par value per share (the "Series D Preferred Stock"), but does not include (a) 76,820,252 shares of Common Stock issuable upon conversion of the Series D Preferred Stock that are convertible within 60 days because the conversion of such shares of Series D Preferred Stock are subject to a 19.99% beneficial ownership limitation, or (b) 43,000,000 shares of Common Stock issuable upon conversion of the Issuer's Series E Convertible Preferred Stock, $0.01 par value per share (the "Series E Preferred Stock" and together with the Series D Preferred Stock, the "Preferred Stock") that the Reporting Person will acquire at a subsequent closing, each as described further in Item 6 below.
  
  The amount reflected under "Shared Dispositive Power" consists of 1,020,300 shares of Common Stock over which the Reporting Person has shared voting power pursuant to the Voting Agreement described in Item 6.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: NovaBay Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, Emeryville, California (CA), 94608

## Item 2. Identity and Background
Name of person filing: This statement is filed by David Elliot Lazar (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 44, Tower 100, The Towers, Winston Churchill, San Francisco, Paitilla, Panama City, Panama 07196.
Present principal occupation or employment: The Reporting Person is a private investor.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Portugal and Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 179,748 Shares purchased by the Reporting Person were purchased with personal funds pursuant to a securities purchase agreement, dated as of August 19, 2025, by and between the Issuer and the Reporting Person (the "SPA"), as further described in Item 6. The aggregate purchase price of the 179,748 Shares directly beneficially owned by the Reporting Person that are issuable upon conversion of the Issuer's Series D Convertible Preferred Stock is approximately $8,987. In addition, pursuant to the SPA, the Reporting Person also purchased Series D Preferred Stock convertible into an additional 76,820,252 shares of Common Stock, for approximately $3,841,013. The total purchase price for all Series D Preferred Stock acquired by the Reporting Person is $3,850,000.

Pursuant to the SPA, the Reporting Person has agreed to purchase Series E Preferred Stock convertible into 43,000,000 additional Shares for an aggregate purchase price of $2,150,000 at a subsequent closing (the "Final Closing"); however the purchase of such additional Shares is subject to ownership limitations and certain closing conditions as further described in the SPA and in Item 6.

In addition, the Reporting Person did not pay any consideration for the 1,020,300 shares of Common Stock that the Reporting Person shares voting power over. The Reporting Person shares voting power of such Shares pursuant to the Voting Agreement (defined below) as further described in Item 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the SPA, as further described in Item 6, effective as of August 19, 2025, (a) the Reporting Person was appointed as the Chief Executive Officer and a member of the Issuer's Board of Directors, and (b) Justin Hall resigned as the Chief Executive Officer of the Issuer, though he will remain a named executive officer of the Issuer and serve as the Vice President of Business Development, General Counsel and Corporate Secretary of the Issuer and continue to serve on the Issuer's Board of Directors.

In addition to the Reporting Person being appointed as a director and Chief Executive Officer of the Issuer in connection with the transactions described in Item 6, pursuant to the SPA, the Reporting Person will have certain one-time contractual rights involving the Issuer's Board of Directors. These rights include: (i) a one-time contractual right to recommend to the Issuer one (1) individual to be nominated for election at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting") to serve as a director on the board, provided that at the time this right is exercised, the Reporting Person continues to own his shares of Series D Preferred Stock; (ii) subject to the Stockholder Approval (as defined in the SPA) and the Final Closing occurring, a one-time contractual right to nominate up to three (3) individuals (the "Additional Purchaser Nominees") to be qualified (including satisfying director "independence" requirements set forth in the NYSE American Company Guide) and appointed to serve as directors on the Issuer's Board of Directors after the resignation of the current directors (other than the Continuing Director (as defined below), following the Stockholder Approval, the approval of certain equity consideration to the resigning non-employee directors (the "Equity Consideration Approval")) and the Final Closing occurring, as provided in such resigning director's release agreements; and (iii) subject to the Stockholder Approval and the Final Closing occurring, a one-time contractual right to be appointed as the Chair of the Issuer's Board of Directors.

The "Continuing Director" as contemplated above shall be a currently serving director on the Issuer's Board of Directors who satisfies the "independence" requirements as set forth in the NYSE American Company Guide and under the federal securities laws, who is currently contemplated by the Issuer to be Yenyou (Jeff) Zheng, Ph.D. Pursuant to the SPA, when exercising his one-time right to appoint Additional Purchaser Nominees as provided above, the Reporting Person will be entitled to nominate up to three (3) Additional Purchaser Nominees to the Issuer's Board of Directors based on his beneficial ownership of Common Stock (including through his ownership of Preferred Stock convertible into Common Stock) at the time of such nomination as follows: (i) one (1) Additional Purchaser Nominee when the Reporting Person beneficially owns 20% but less than 40% of the outstanding Common Stock; (ii) two (2) Additional Purchaser Nominees when the Reporting Person beneficially owns at least 40% of the outstanding Common Stock but less than 60% of the outstanding Common Stock; and (iii) three (3) Additional Purchaser Nominees when the Reporting Person beneficially owns 60% or more of the outstanding Common Stock.

The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Issuer's Board of Directors, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares owned by the Reporting Person is based upon (a) 5,283,497 shares of Common Stock outstanding as of August 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on August 14, 2025.

As of the close of business on August 19, 2025, the Reporting Person beneficially owned 1,200,048 Shares.

Percentage: Approximately 19.99%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 179,748

2. Shared power to vote or direct vote: 1,020,300

3. Sole power to dispose or direct the disposition: 179,748

4. Shared power to dispose or direct the disposition: 1,020,300
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On August 19, 2025, the Issuer, the Reporting Person, and each of Mr. Jed Fakhry, an individual, Poplar Point Capital Management LLC, Poplar Point Capital Partners LP, and Poplar Point Capital GP LLC (such entities other than the Issuer and the Reporting Person, collectively, the "Poplar Entities"), entered into a Voting Agreement (the "Voting Agreement"), which became effective upon the execution and effectiveness of the SPA and will have a two year term.

Pursuant to the terms of the Voting Agreement, the Poplar Entities have agreed to (1) vote all of their shares of Common Stock at the Annual Meeting in favor of the proposals recommended by the Issuer's Board of Directors in order to facilitate the investment contemplated by the SPA (the "Meeting Proposals"), (2) the appointment of the Issuer as an irrevocable proxy for the Poplar Entities for the duration of the Voting Agreement, and (3) the ability of the Issuer to appoint a successor proxy for the Poplar Entities, in the event the Issuer is unable or unwilling to serve as the proxy, and in return, the Poplar Entities will benefit from the Issuer completing the investment contemplated by the SPA. The Voting Agreement provides for, among other things, a standstill provision relating to the Poplar Entities that ensures they will (i) not effect, offer or propose to purchase any additional securities or assets of the Issuer (including derivative rights), engage in any tender, merger, recapitalization, liquidation, or other business combination transaction, solicit proxies or otherwise act to control or influence the management of the Issuer's Board of Directors, (ii) not take any action (or enter into any discussions) that may force the Issuer to make a public announcement of the matters set forth in (i) above, (iii) not request that the Issuer (or directors, management, employees or agents) amend or waive any provision of the standstill and (iv) not dispose of any shares of the Issuer until (1) the Poplar Entities have voted their shares of Common Stock at the Annual Meeting in favor of the Meeting Proposals and (2) such proposals at the Annual Meeting have passed. Notwithstanding the standstill provision, the Poplar Entities can make proposals to the Issuer's Board of Directors or special committee of the same, the Chairman, and/or the Chief Executive Officer of the Issuer on a confidential, non-public basis for each of (a) the pursuit of a proposed transaction between the Issuer, the Reporting Person and the Poplar Entities, so long as the Issuer would not reasonably be expected to publicly disclose such a proposal and (b) a waiver of the standstill provision.

The Reporting Person disclaims formation of a group with Jed Fakhry and the Poplar Entities, and of any shared beneficial ownership with such parties.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the reference to the Voting Agreement, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

On August 19, 2025, the Issuer entered into the SPA with the Reporting Person, pursuant to which the Reporting Person agreed to acquire from the Issuer (i) an aggregate of 481,250 shares of Series D Preferred Stock convertible into an aggregate of 77.0 million shares (the "Series D Conversion Shares") of the Issuer's Common Stock for $3.85 million and (ii) an aggregate of 268,750 shares of Series E Preferred Stock, convertible into an aggregate of 43.0 million shares (the "Series E Conversion Shares", and, together with the Series D Conversion Shares, the "Conversion Shares") of Common Stock for an additional $2.15 million. The Preferred Stock are subject to certain conversion limitations as described below.

Pursuant to the SPA, the closing of the purchase of the Preferred Stock will take place over two closings. Simultaneous to entering into the SPA on August 19, 2025, the Reporting Person purchased 481,250 shares of Series D Preferred Stock from the Issuer at a price of $8.00 per share for aggregate gross proceeds to the Issuer of $3.85 million. The SPA also contemplates that the Reporting Person will separately purchase and acquire 268,750 shares of Series E Preferred Stock as soon as practicable after the Issuer receives the requisite Stockholder Approval at a price of $8.00 per share for aggregate gross proceeds of $2.15 million, subject to the satisfaction of certain conditions to closing as provided in the SPA.

After issuance by the Issuer, (i) each share of Series D Preferred Stock will be convertible into 160 shares of Common Stock per share of Series D Preferred Stock, or an aggregate of 77.0 million shares of Common Stock, and (ii) each share of Series E Preferred Stock will be convertible into 160 shares of Common Stock, or an aggregate of 43.0 million shares of Common Stock, subject to the Beneficial Ownership Limitation (as defined below). The Preferred Stock have full ratchet protection in any subsequent offerings.

Under the applicable NYSE American ("NYSE") rules and the SPA, in the absence of Stockholder Approval, the Issuer may only issue to the Reporting Person (or a transferee) upon conversion of the Preferred Stock such number of shares of Common Stock, equal to the lower of (i) the maximum percentage of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Preferred Stock that can be issued to the holder without requiring a vote of the stockholders of the Issuer under the rules and regulations of NYSE; or (ii) 19.99of the number of shares of Common Stock outstanding immediately before the original issue date (the "Beneficial Ownership Limitation"), prior to the date that the Issuer's stockholders approve the issuance of shares of Common Stock to the Reporting Person upon conversion of the Preferred Stock.

Pursuant to the SPA, the Reporting Person has the right to assign and transfer the Series D Preferred Stock, the Series E Preferred Stock and the Conversion Shares and/or his right to acquire such securities (collectively, the "Securities Purchase Rights"), or the option to sell the Securities Purchase Rights, subject to the Reporting Person and the transferee satisfying certain requirements under to the SPA.

The SPA contains customary representations, warranties and agreements of the Issuer and the Reporting Person, limitations, and conditions regarding sales of the Common Stock, indemnification rights and other obligations of the parties. Furthermore, the SPA contains certain covenants that the Issuer is obligated to comply with, such as holding a special meeting of stockholders for purposes of (i) obtaining the Stockholder Approval, (ii) approving a reverse stock split of the Common Stock, (iii) approving an increase in the authorized shares of Common Stock, (iv) approving an amendment to the Issuer's equity incentive plan increasing the number of shares of Common Stock available thereunder, (v) approving an increase in the Issuer's authorized shares of preferred stock, (vi) the election of certain directors to the Issuer's board of directors, and (vii) the approval of the Equity Consideration Approval. Furthermore, the Issuer and Reporting Person agree to be bound by certain covenants pursuant to the SPA, as more fully set forth therein. The Issuer also granted the Reporting Persona right to participate in subsequent financing transactions where the Issuer issues Common Stock or Common Stock equivalents for cash consideration, indebtedness or a combination thereof.

The Issuer's Board of Directors has adopted resolutions (i) exempting the Reporting Person's acquisition of the Common Stock from Section 16(b) of the Exchange Act of 1934, as amended, pursuant to Rule 16b-3 and (ii) granting the Reporting Person the right to sell, assign or otherwise transfer either the Series D Preferred Stock or Series E Preferred Stock (as well as any Common Stock underlying any such Series D Preferred Stock or Series E Preferred Stock) or his rights to acquire the Series D Preferred Stock or Series E Preferred Stock (as well as any Common Stock underlying any such securities) pursuant to the SPA (the "Securities Purchase Rights"), including by way of option for the Reporting Person to sell and/or a transferee thereof to purchase, the Securities Purchase Rights.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Voting Agreement, dated August 19, 2025, between the Issuer, the Reporting Person, and the Poplar Entities. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by NovaBay Pharmaceuticals, Inc. on August 19, 2025).

https://www.sec.gov/Archives/edgar/data/1389545/000182912625006520/novabay_ex10-5.htm

Exhibit 99.2: Securities Purchase Agreement, dated as of August 19, 2025, by and between the Issuer and David Lazar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NovaBay Pharmaceuticals, Inc. on August 19, 2025).

https://www.sec.gov/Archives/edgar/data/1389545/000182912625006520/novabay_ex10-1.htm

## Signatures
- David E. Lazar: /s/ David E. Lazar, David E. Lazar (08/26/2025)